

07005617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

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SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007

FORM X-17A-5
PART III

SEC FILE NUMBER
8-43788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) **AND ENDING** 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALLIANCE FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 RIVER RUN, SUITE 1116
(No and Street)

FORT WORTH,	TEXAS	76107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHERINE G. SMITH — 817-870-9794
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - If individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115,	DALLAS,	TEXAS	75240-4253
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

CA 3/30/07

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, KATHERINE G. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ALLIANCE FINANCIAL GROUP, INC. as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

Katherine G. Smith
Signature


JOSEPHINE PARKER
Notary Public, State of Texas
My Commission Expires 11-01-10

President
Title

Josephine Parker
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3)

ALLIANCE FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

CONTENTS

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
ALLIANCE FINANCIAL GROUP, INC.
FORT WORTH, TEXAS

We have audited the accompanying statement of financial condition of **ALLIANCE FINANCIAL GROUP, INC.** as of December 31, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **ALLIANCE FINANCIAL GROUP, INC.** as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 13, 2007

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$ 130,273	
Deposits with clearing organizations	67,037	
Receivable from broker-dealer	49,232	
Other receivable	10,240	
Deferred income tax asset	2,598	
Equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $6,454	20,788	
		$ 280,168

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Account payable	$ 63,289	
Accrued expenses	9,800	
Income taxes payable	424	
Total liabilities		$ 73,513
STOCKHOLDERS' EQUITY:		
Common stock, 10,000 shares of $1.00 par value authorized, 1,935 shares issued 1,425 outstanding and 510 held in treasury	1,935	
Additional capital	202,565	
Retained earnings	2,155	
Total stockholders' equity		206,655
		$ 280,168

The accompanying notes are an integral part of the financial statement.

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Commissions	$1,182,508	
Other	310,975	
Total revenues		$1,493,483
COSTS AND EXPENSES:		
Salaries, commissions and payroll taxes	961,832	
Clearance	111,170	
Communications	102,932	
Occupancy costs	88,082	
Other operating expenses	149,603	
Total costs and expenses		1,413,619
NET INCOME BEFORE PROVISION FOR AND BENEFIT FROM INCOME TAXES		79,864
Provision for income taxes:		
Current	20,212	
Deferred income tax benefit	(2,598)	
Total provision for income taxes		17,614
NET INCOME BEFORE BENEFIT FROM INCOME TAXES		62,250
Benefit from prior year tax loss carry forward		19,788
NET INCOME		$ 82,038

The accompanying notes are an integral part of the financial statement.

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balances at December 31, 2005	$ 1,935	$ 142,565	$(79,883)	$ 64,617
Stockholders' contributions		60,000		60,000
Net income			82,038	82,038
Balances at December 31, 2006	$ 1,935	$ 202,565	$ 2,155	$206,655

The accompanying notes are an integral part of the financial statement.

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2006

Balance at December 31, 2005	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2006	$ -0-

The accompanying notes are an integral part of the financial statement.

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES		
Net income	$ 82,038	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,454	
Changes in operating assets and liabilities:		
Increase in deposits with clearing organizations	(54,212)	
Increase in receivable from broker-dealer	(41,998)	
Increase in other receivable	(9,168)	
Increase in deferred tax assets:		
Current	(2,043)	
Long-term	(555)	
Increase in accounts payable	63,289	
Increase in accrued liabilities	9,800	
Increase in income taxes payable	424	
Net cash provided by operating activities		$ 54,029
INVESTING ACTIVITIES		
Equipment acquisitions	(27,242)	
Decrease in marketable securities	39,577	
Net cash provided by investing activities		12,335
INVESTING ACTIVITY		
Stockholders' capital contribution		60,000
Increase in cash during year		126,364
Cash at December 31, 2005		3,909
Cash at December 31, 2006		$ 130,273

The accompanying notes are an integral part of the financial statement.

A. COMPANY:

ALLIANCE FINANCIAL GROUP, INC., was incorporated on November 14, 1986 in Texas. The original name of the Corporation was EGV Securities, Inc. On May 13, 1991, the Company name was changed to **ALLIANCE FINANCIAL GROUP, INC.**

The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities -** Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash and Cash Equivalents -** The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

3. **Accounts Receivable -** The Company evaluates the collectability of accounts receivable. Amounts considered uncollectable or doubtful of collection are written off and charged against income when such determinations are made.

4. **Securities -** Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

5. **Income Taxes –** Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The prepaid tax benefit and deferred tax payable primarily arise from the differences between the accrual basis of accounting used for financial statement purposes and the cash basis of accounting used for federal income tax reporting.

6. **Use of Estimates -** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying amounts of assets in the balance sheet approximate fair value.

D. INCOME TAXES:

The deferred tax assets in the accompanying balance sheet include the following amounts:

Deferred tax asset-short term	$ 2,043
Deferred tax assets-long term	555
Total deferred tax assets	$ 2,598

The deferred tax assets result from adjusting the Financial Statements to the cash basis for tax purposes and book and tax differences for depreciation expense. No portion of the deferred tax asset will be subsequently allocated to reduce any non-current intangible asset or directly to contributed capital.

E. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $172,201, which was $167,201 in excess of its required net capital of $5,000. The Company's net capital ratio was .43 to 1.

F. LEASING ARRANGEMENTS:

For the year ended December 31, 2006, rental payments on operating leases for office facilities totaled $83,230. At December 31, 2006, the Company has no annual rental commitments.

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITOR'S REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
ALLIANCE FINANCIAL GROUP, INC.
FORT WORTH, TEXAS

We have audited the accompanying financial statements of **ALLIANCE FINANCIAL GROUP, INC.** as of and for the year ended December 31, 2006, and have issued our report thereon dated February 13, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 13, 2007

ALLIANCE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholders' equity qualified for net capital	$ 206,655
Add:	
Other deductions or allowable credits	- 0 -
Total capital and allowable subordinated liabilities	206,655
Deductions and/or charges:	
Non-allowable assets	33,626
Net capital before haircuts on securities positions	173,029
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	828
Net Capital	$ 172,201
Aggregate Indebtedness	$ 73,513

(Continued)

ALLIANCE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2006

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,903
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 167,201
Excess net capital at 1000%	$ 164,850
Ratio of aggregate indebtedness to net capital	.43 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 172,625
Audit adjustments	(424)
Net capital	$ 172,201

Schedule II

ALLIANCE FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firms: First Southwest Company
SWS, Inc.
RBC Dain Correspondence Services

ALLIANCE FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
ALLIANCE FINANCIAL GROUP, INC.
FORT WORTH, TEXAS

In planning and performing our audit of the financial statements and supplemental schedules of **ALLIANCE FINANCIAL GROUP, INC.,** for the year ended December 31, 2006, we considered its internal control, including control procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we had made a study of the practice and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and

related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.
Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specific parties.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 13, 2007

END